[Archer Investment Corporation Letterhead]

Letter Agreement

December 21, 2007

To:
Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Archer Balanced Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees on June 13, 2005 (the “Agreement”).

Effective as of September 1, 2007 through August 31, 2008, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; any 12b-1 fees; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.20% of the Fund’s average daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.20% expense limitation.

Very truly yours,

Archer Investment Corporation

By: /s/ Troy Patton
Troy Patton, Managing Director

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: /s/ Anthony J. Ghoston

        Anthony J. Ghoston, President

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